                            PRA International, Inc.
                                American Center
                        8300 Boone Boulevard, Suite 310
                            Vienna, Virginia 22182

                               December 5, 1997

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn.: File Clerk

        Re: PRA INTERNATIONAL, INC.: APPLICATION FOR
            WITHDRAWAL OF REGISTRATION STATEMENT ON FORM 8-A
            ------------------------------------------------

Dear Sir or Madam:

        We hereby apply to withdraw the Registration Statement on Form 8-A (the "8-A Registration Statement") of PRA International, Inc. (the "Company"), filed with the Securities and Exchange Commission on October 23, 1997, because the Company's Registration Statement on Form S-1, file number 333-38565 (the "S-1 Registration Statement"), has not yet become effective and will not become effective prior to December 22, 1997, the date on which the 8-A Registration Statement will automatically become effective if not earlier withdrawn.

        The Company expects to file a new Registration Statement on Form 8-A, substantially identical to the 8-A Registration Statement, as soon as possible once the Company becomes reasonably certain as to the date on which it will seek effectiveness of the S-1 Registration Statement.

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Securities and Exchange Commission
December 5, 1997
Page 2

        If you have any questions regarding the foregoing, please call either Peter Schellie or Joe Pelican of Bingham Dana LLP, the Company's counsel, at
(202) 778-6150.

                                        Very truly yours,

                                        PRA INTERNATIONAL, INC.


                                        By: /s/ Patrick K. Donnelly
                                            -----------------------
                                            Patrick K. Donnelly
                                            Executive Vice President and
                                            Chief Financial Officer

cc: Mr. Earle Martin
    Stephanie Tsacoumis, Esq.
    Peter D. Schellie, Esq.
    Joseph P. Pelican, Esq.